EXHIBIT 99.2

MARQUEST FINANCIAL, INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 AND 2005

MARQUEST FINANCIAL, INC.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors
Marquest Financial, Inc.
Minneapolis, Minnesota

We have audited the accompanying balance sheet of Marquest Financial, Inc. (the Company) as of December 31, 2006 and the related statements of operations, changes in stockholder’s equity (deficit), and cash flows for the year then ended. The financial statements of Marquest Financial, Inc. as of December 31, 2005 were audited by other auditors whose report dated February 22, 2006 and January 8, 2008, expressed an unqualified opinion on those statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marquest Financial, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company had a net loss for the years ended December 31, 2006 and 2005 and had a stockholder’s deficit at December 31, 2006. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

/s/ Carver Moquist & O’Connor, LLC

Bloomington, Minnesota
June 4, 2008

MARQUEST FINANCIAL, INC.

BALANCE SHEETS
December 31, 2006 and 2005

	2006	2005
ASSETS

Current assets:
Cash and cash equivalents	$1,126	$28,320
Commissions and fees receivable	14,096	-
Employee advances	1,973	6,405
Deferred income taxes	-	21,000
Prepaid expenses and deposits	11,541	17,158

Total current assets	28,736	72,883

Equipment and improvements, at cost:
Office equipment and fixtures	182,671	254,610
Leasehold improvements	-	50,877
	182,671	305,487
Less accumulated depreciation	(107,717)	(233,491)

Net equipment and improvements	74,954	71,996

Other assets:
Due from stockholder	-	69,450
Deferred income taxes	-	19,000

Total other assets	-	88,450

Total assets	$103,690	$233,329

See notes to financial statements.

	2006	2005
LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)

Current liabilities:
Accounts payable	$40,512	$54,941
Accrued expenses	37,529	34,846
Note payable	49,828	49,828
Due to related parties	73,559	-
Current maturities of capital lease obligations	8,924	-

Total current liabilities	210,352	139,615

Capital lease obligations - less current maturities	43,967	-

Total liabilities	254,319	139,615

Stockholder's equity (deficit)
Common stock ($.01 par value; 50,000 shares authorized; 1,000 shares issued and outstanding)	10	10
Additional paid-in capital	263,459	376,170
Accumulated deficit	(414,098)	(282,466)

Total stockholder's equity (deficit)	(150,629)	93,714

Total liabilities and stockholder's equity (deficit)	$103,690	$233,329

See notes to financial statements.

MARQUEST FINANCIAL, INC.

STATEMENTS OF OPERATIONS
Years ended December 31, 2006 and 2005

	2006		2005
		Percent		Percent
	Amount	of Revenues	Amount	of Revenues

Net revenues	$1,049,448	100.0%	$1,308,231	100.0%

Operating expenses:
Selling	836,803	79.7	1,041,757	79.6
General and administrative	255,908	24.4	278,804	21.3
Depreciation expense	21,934	2.1	24,484	1.9
(Gain) loss on disposal of fixed assets	8,760	0.8	(750)	(0.1)
		-
Total operating expense	1,123,405	107.0	1,344,295	102.8

Operating income	(73,957)	(7.0)	(36,064)	(2.8)

Other income (expense):
Interest expense	(17,675)	(1.7)	(32,893)	(2.5)
Interest income	-	-	1,151	0.1

Total other expense	(17,675)	(1.7)	(31,742)	(2.4)

Loss before income tax provision (benefit)	(91,632)	(8.7)	(67,806)	(5.2)

Income tax provision (benefit)	40,000	3.8	(16,000)	(1.2)
		-		-
Net loss	$(131,632)	(12.5)%	$(51,806)	(4.0)%

See notes to financial statements.

MARQUEST FINANCIAL, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY (DEFICIT)
Years ended December 31, 2006 and 2005

			Additional		Total
	Common stock		paid-in	Accumulated	stockholder's
	Shares	Amount	capital	deficit	equity (deficit)

Balances, December 31, 2004	1,000	$10	$376,170	$(230,660)	$145,520

Net loss	-	-	-	(51,806)	(51,806)

Balances, December 31, 2005	1,000	10	376,170	(282,466)	93,714

Due from stockholder reclassed as a return of capital	-	-	(69,450)	-	(69,450)

Net loss	-		-	(131,632)	(131,632)

Capital distributions	-	-	(43,261)	-	(43,261)

Balances, December 31, 2006	1,000	$10	$263,459	$(414,098)	$(150,629)

See notes to financial statements.

MARQUEST FINANCIAL, INC.

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:
Net loss	$(131,632)	$(51,806)
Adjustments to reconcile net loss to net cash flows provided by (used in) operating activities:
Depreciation	21,934	24,484
(Gain) loss on disposal of equipment	8,760	(750)
Deferred income taxes	40,000	(16,000)
Changes in operating assets and liabilities:
Commissions and fees receivable	(14,096)	-
Employee advances	4,432	(6,405)
Prepaid expenses and deposits	5,617	(10,836)
Accounts payable	(14,429)	47,300
Accrued expenses	2,683	31,821

Net cash flows provided by (used in) operating activities	(76,731)	17,808

Cash flows from investing activities:
Proceeds from certificate of deposit	-	26,825
Purchases of furniture and equipment	(5,641)	(13,316)
Advances to stockholder	-	(45,268)
Proceeds from sale of equipment	-	750

Net cash flows used in investing activities	(5,641)	(31,009)

Cash flows from financing activities:
Advances from related parties	80,000	-
Repayments of advances from related parties	(6,441)	-
Cash received in connection with a capital lease	24,880	-
Net repayments under line of credit	-	(15,729)
Capital distributions	(43,261)	-

Net cash flows provided by (used in) financing activities	55,178	(15,729)

Net decrease in cash and cash equivalents	(27,194)	(28,930)

Cash and cash equivalents, beginning of year	28,320	57,250

Cash and cash equivalents, end of year	$1,126	$28,320

Supplemental disclosure of cash flow information:
Cash paid for interest	$6,057	$-

Non-cash investing and financing activities:
Office equipment purchased with capital lease financing	$28,011	$-
Forgiveness of stockholder receivable considered a return of capital	$(69,450)	$-

See notes to financial statements.

MARQUEST FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2006 and 2005

1	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION

Nature of Business

Marquest Financial, Inc. (the Company), based in Bloomington, Minnesota, is a mortgage broker assisting homeowners in refinancing their home mortgages and assisting prospective home buyers in qualifying for a home mortgage and brokering the financing. Its principal market is the United States.

On October 22, 2007, Webdigs, LLC (a private company) acquired all outstanding stock in the Company. Webdigs, LLC issued 64,000 member units to pay for the acquisition of all of the Company’s outstanding stock. At the time of sale, the 64,000 units issued by Webdigs, Inc. had an estimated value of $64,000. Webdigs, Inc. is an on-line real estate broker who plans to offer the Company’s mortgage brokerage services as a complementary service to its own real estate customers. Marquest Financial, Inc. will continue as a wholly owned subsidiary of Webdigs, LLC.

Revenue Recognition

Commissions and loan fees generated by the Company are recognized at the time the loan closes.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations, Risks and Uncertainties

Vitality of the Housing and Mortgage Sectors in the Company’s Regional Markets
The Company operations are concentrated within the mortgage origination industry in Minnesota, Florida and Illinois and its prospects for success are tied indirectly to interest rates and the general housing and business climates in these regions.

Cash Deposits in Excess of Federally Insured Limits
The Company maintains cash balances at two financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At times, the cash balances in these accounts may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes they are not exposed to any significant credit risk on cash and cash equivalents.

MARQUEST FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2006 and 2005

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, accounts receivable accounts payable, accrued expenses, notes payable and capital lease obligations. Pursuant to SFAS No. 107 “Disclosures about Fair Value of Financial Instruments,” the Company is required to estimate the fair value of all financial instruments at the balance sheet date. The Company considers the carrying value of its financial instruments in the financial statements to approximate fair value due to their short-term nature.

Cash and Cash Equivalents

For purposes of balance sheet presentation and reporting of cash flows, the Company considers all unrestricted demand deposits, money market funds and highly liquid debt instruments with a maturity of less than 90 days to be cash and cash equivalents.

Commissions and Fees Receivable

Loan commissions and fees receivable are recorded at the amount the Company expects to collect on loans closed. These receivables represent broker commission balances due from the Company’s investors/lenders and usually are settled within 10-15 days after closing. All the receivables recorded as of December 31, 2006 were received in full by the Company in January 2007.

The Company reviews the outstanding receivables on a monthly basis and receivables are considered past due when payment has not been received 30 days after a loan closes. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and a credit to accounts receivable. Historically, the Company has not experienced significant losses related to receivables from individual customers. At December 31, 2006 and 2005, the Company considers its accounts receivable to be fully collectible and therefore have not recorded an allowance for doubtful accounts.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of assets ranging from three to seven years. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in operating income.

The estimated useful lives are as follows:
Years
Computer software and equipment	3 to 7
Office equipment	5 to 7
Leasehold improvements	term of related lease

MARQUEST FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2006 and 2005

Impairment of Long-Lived Assets

Long-lived assets, such as furniture and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Income Taxes

Income taxes are accounted for in accordance with SFAS No. 109, as clarified by FIN No. 48, which requires an asset and liability approach to financial accounting and reporting for income taxes. Accordingly, deferred tax assets and liabilities arise from the difference between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred tax amounts are determined using the tax rates expected to be in effect when the taxes will actually be paid or refunds received, as provided under currently enacted tax law. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense or benefit is the tax payable or refundable, respectively, for the period plus or minus the change in deferred tax assets and liabilities during the period.

Advertising

The Company expenses advertising costs as incurred. Advertising expense amounted to $2,313 and $41,746 for the years ended December 31, 2006 and 2005, respectively.

2	GOING CONCERN

The Company incurred significant net losses for the years ended December 31, 2006 and 2005 and had a stockholder’s deficit at December 31, 2006 totaling $150,629. Management anticipates these losses will continue in the near future. In October 2007, the Company was acquired by Webdigs, LLC and has continued to operate as a wholly owned subsidiary of Webdigs, LLC. Webdigs, LLC has financed the losses incurred subsequent to the acquisition of the Company. However, there is no assurance that Webdigs, LLC would continue to do so in the future. Management intends to increase their sales and reduce administrative costs through their affiliation with Webdigs, LLC. Webdigs, LLC is an online real estate company that the Company believes will be a significant source of leads and source of administrative support.

3	DUE FROM STOCKHOLDER

As of December 31, 2005, the Company had made various advances to the stockholder for non-reimburseable expenses incurred by the stockholder totaling $69,450. In anticipation of the purchase by Webdigs, LLC on October 22, 2007, this amount due from the stockholder was forgiven by the Company and was reclassed to additional paid in capital as a return of capital as of December 31, 2006.

MARQUEST FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2006 and 2005

4	NOTE PAYABLE

The note payable consists of a 16% note secured by all assets of the Company and a personal guarantee by the stockholder of the Company. The sole stockholder has also pledged 3,000,000 shares of the lender’s common stock that is owned personally. Accrued interest on this note totaled $27,949 as of December 31, 2006. In connection with the acquisition of the Company by Webdigs, LLC, the entire note balance of $49,828 and the related accrued interest of $27,949 was assumed personally by the former stockholder of the Company.

5	DUE TO RELATED PARTIES

During 2006, two separate related parties contributed $80,000 to the Company in support of ongoing working capital obligations. There are no formal agreements in place and therefore no stated interest rates. The loans are due on demand. One party loaned the Company $50,000. No interest was paid or accrued on this loan for the year ended December 31, 2006. A second party loaned $30,000. The Company has paid interest to the second party totaling $2,308 at an effective rate of 12% during the year ended December 31, 2006.

At December 31, 2006, a balance of $73,559 remained outstanding. The Company has repaid an additional $13,000 in the first quarter of 2007. The remaining unpaid balances were repaid with member units in Webdigs, LLC, the entity which acquired the Company on October 22, 2007.

6	CAPITAL LEASE PAYABLE

In November 2006, the Company entered into a capital lease agreement to acquire two document imaging machines. In addition to the equipment leased, the Company received cash proceeds of $24,880 for working capital needs. Under this agreement, the Company is required to make monthly payments of $1,063 through February 2012.

At December 31, 2006, the gross amount of equipment and related accumulated depreciation recorded under capital leases were as follows:

2006
Equipment	$28,011
Less: accumulated depreciation	-

Net book value of capital lease equipment	$28,011

MARQUEST FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2006 and 2005

Future minimum lease payments including interest required under this lease are as follows:

Year ending December 31,

2007	$13,819
2008	12,756
2009	12,756
2010	12,756
2011	12,756
2012	2,126

Total	66,969
Less: amount representing interest	(14,078)

Net capital lease obligation	52,891
Less: current portion	(8,924)

Long-term obligations under capital lease	$43,967

7	COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company conducts its operations in leased facilities under non-cancelable operating leases expiring through August 31, 2009. In addition to base rent, the Company is obligated for its share of insurance, taxes, and common area expenses. Monthly base rent expenses, including related insurance, and common area expenses is $8,300 per month in its Bloomington, Minnesota office. A second office is leased in Naples, Florida to house the Company’s Florida regional office. Monthly base rent in Naples is $2,500 per month.

Office rents totaled $120,300 and $125,800 for the years ended December 31, 2006 and 2005, respectively.

The Company also leases equipment and furniture under operating leases which expire at various dates in 2007 and 2008. Total base monthly lease payments for the entirety of these operating leases are $2,234. For the years ended December 31, 2006 and 2005, respectively, total equipment and furniture lease payments totaled $29,683 and $32,329.

MARQUEST FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2006 and 2005

The future minimum lease payments under the Company’s noncancelable operating leases are as follows:

Years ending December 31,

2007	$156,407
2008	130,901
2009	78,900

Total	$366,208

8	EMPLOYEE BENEFIT PLANS

The Company sponsors a 401(k) retirement plan covering all employees meeting certain eligibility requirements. Company contributions are voluntary and at the discretion of the Board of Directors. No contributions were made during the years ended December 31, 2006 and 2005 respectively.

9	INCOME TAXES

The provision (benefit) for income taxes consists of the following:

	2006	2005
Current:
Federal	$-	$-
States	-	-

	-	-

Deferred:
Federal	24,000	(9,600)
States	16,000	(6,400)

	40,000	(16,000)

Provision (benefit) for income taxes	$40,000	$(16,000)

MARQUEST FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2006 and 2005

The differences between the federal and state statutory income tax rate and the actual tax rates result principally from the following:

	2007		2006
	Amount	Percent	Amount	Percent

Expected income tax	$(22,900)	25.0%	$(16,900)	25.0%
Non-deductible expenses	200	(0.9)	900	(1.4)
Valuation allowance	62,700	(67.8)	-	0.0

Provision (benefit) for income taxes	$40,000	(43.7)%	$(16,000)	23.6%

The deferred tax assets and liabilities consisted of the following for the years ended December 31:

	2007	2006
Deferred tax assets (liabilities):
Net operating loss carryforwards	$54,700	$28,400
Accrual to cash basis adjustments	13,900	21,400
Depreciation	(5,900)	(9,800)

Net deferred tax assets	62,700	40,000
Valuation allowance	(62,700)	-

Net deferred tax assets	$-	$40,000

Net operating loss carryforwards totaling $220,000 begin to expire in 2022 and continue through 2027. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences will become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. The Company has recorded a full valuation allowance against its net deferred tax assets because it is not currently able to conclude that it is more likely than not that these assets will be realized. The amount of deferred tax assets considered to be realizable could be increased in the near term if estimates of future taxable income during the carryforward period are increased.

MARQUEST FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2006 and 2005

Under the Internal Revenue Code Section 382, certain stock transactions which significantly change ownership, including the sale of stock to new investors, the exercise of options to purchase stock, or other transactions between shareholders could limit the amount of net operating loss carryforwards that may be utilized on an annual basis to offset taxable income in future periods. On October 22, 2007, a significant ownership change occurred for the Company due to the stock acquisition by Webdigs, LLC. In accordance with Internal Revenue Code Section 382, the maximum amount of net operating losses available for carryforwards after the change in ownership was reduced to approximately $8,600 per year over the next 20 years reducing the total NOL carryover to approximately $172,600.

10	RECLASSIFICATIONS

Certain amounts in the 2005 financial statements have been reclassified to conform to the 2006 presentation. The reclassifications had no effect on the 2005 cash flows, financial position or net loss as originally reported.